Exhibit 99.2

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

15 July 2004

Notification has been received today that as at the close of business on 9 July 2004, Cater Allen International Limited had an interest in 16,891,007 ordinary shares representing 3.04% of the ordinary share capital of the Company.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.